FOR IMMEDIATE RELEASE	October 6, 2017

Micromem: Debenture Extension and Conversion

Toronto, New York, October 6, 2017: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) announces that the convertible unsecured debenture totaling CAD$50,000 announced September, 2016 has matured, and that the debenture holder has agreed to accept repayment of the principal, including interest, through the issuance of 362,239 common shares at a conversion price equal to the previous day's closing price of CAD$0.155. The Company also announces the convertible unsecured debentures totaling USD$500,000 previously announced on July 7, 2016, and which matured on October 2, 2017, have been cancelled and replaced with convertible unsecured debentures totaling USD$500,000. The replacement debentures will mature on February 2, 2018 and are convertible at a conversion price of USD$0.1427. All other terms remain the same as the original debentures. Finally, the Company announces the amendment of the price of the convertible unsecured debentures totaling CAD$2,295,067.92 previously announced in January, March and November, 2016 from the original conversion price ranging from CAD$0.25-CAD$0.30 to the amended conversion price equal to the previous day's closing price of CAD$0.155. Immediately following the amendment of the exercise price, the debentures will convert into a total of 14,806,890 common shares of the Company. None of the debentures described in this announcement are held by insiders of the Company, nor will the issuances of common shares create any new insiders or control persons of the Company.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
                 CSE - Symbol: MRM
Shares issued: 208,389,878
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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